February 20, 2007

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:                               Vision-Sciences, Inc.
Preliminary Proxy Materials
Filed January 26, 2007
File No. 0-20970

Dear Mr. Mancuso:

This letter is in response to your letter dated February 9, 2007 to Ron Hadani, Chief Executive Officer of Vision-Sciences, Inc. (“we,” “our” or the “Company”).  We appreciate and share in the Staff’s objective to enhance the overall disclosure of our filings.

For your convenience, your comments are set forth below, followed by our responses.

General

1.                                      Please provide the information required by Item 14(b)(8-11) of Schedule 14A and Article 11 of Regulation S-X.  If you do not believe this information is required, provide us with your calculations of the significance of this disposition transaction in accordance with Rule 1-02(w) of Regulation S-X.

Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, NY 10962
(845) 365-0600 phone
(845) 365-0620 fax

Company Response

Following our discussions with BDO Seidman, LLP, our independent registered public accountants, we have determined that the sale of the two endo-sheaths® manufacturing lines should not be reported as a “discontinued operations”, and therefore there is no need for pro-forma financials. Following is a detailed explanation as to how we reached this conclusion:

1.                                       According to FASB 144, a discontinued operation is a clearly defined business unit whereby the operations and cash flows can be clearly distinguished, operationally and for financial disclosure purposes, from the rest of the entity.

2.                                       The Medical segment of Vision-Sciences is the lowest level at which the operations and cash flows can be clearly distinguished.

3.                                       The ENT (ear, nose and throat) manufacturing lines were never reported as a separate business unit, with its own income, expenses, and cash flows; such lines have always been a part of the Medical segment, and a sub-part of endo-sheaths manufacturing.

4.                                       The ENT EndoSheath which is currently up for sale is discussed on our latest Form 10-Q in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” under (a) Net Sales, (b) in a table for the “domestic ENT market” under “Slide on EndoSheaths” and (c) in a second table for the “International ENT”.

5.                                       In addition, Medtronic Xomed, Inc. (“Medtronic”) would obtain from the Company, a fully-paid exclusive worldwide license (the “License”) relating to EndoSheath products only in the ENT market and other related sheath technology owned by the Company (the “Technology”), purchase specified assets relating to the Technology (the “Manufacturing Assets”). The Company  retains rights to its Technology in all other markets, except the ENT market.

6.                                       The Company will receive for this transaction a total of up to $34 million. The Company will recognize at the closing a total of $30 million, and up to $4 million when the contingencies are resolved.  This amount will be distributed as follows:

a.               $27 million, which it will receive at the closing.

b.              $3 million, which shall be held by Medtronic for a period of 15 months, pursuant to Sections 2.4 (e) and 9 of the Asset Purchase Agreement.

7.                                       An additional $4 million shall be recognized by the Company upon receipt of the funds based on certain milestones as indicated in Section 2.4 of the Asset Purchase Agreement.

8.                                       The valuation of the purchase price of $34 million was determined by the Company and Medtronic to be allocated as follows:

a.               $539,386 for the tangible assets sold; and

b.              $29,460,614 for the sale of the intangible assets, which is the Technology transferred by the License. At the Closing, the Company will recognize a gain of $29,460,614.

c.               Once all conditions are being met, the Company will recognize up to $4 million as an additional gain.

Therefore, we believe that we do not need to supply the requested pro-forma financial statements.

Other Agreements Related to the Proposed Transaction, page 15

2.                                      Please discuss the term of the transition services agreement.  Also, discuss the termination provisions and the duration of the transition period for the distribution agreement.

Company Response

We have amended the Proxy Statement to incorporate the information requested. We are submitting the amended pages to this letter for your review.

3.                                      Describe how these agreements will affect your historic results.  Include any material effect on your costs and profit.

Company Response

The affect of the agreements on the historic results of the Company are as follows:

1.                                       The Company’s total revenue from the sale of EndoSheath products in the ENT market was $884,000 for the first 9 months of the current fiscal year (“9M 07”) and $3,333,000 for the last fiscal year (“fiscal 06”), constituting approximately 13.5% and 30% of the Company’s total revenue, respectively.

2.                                       The Company derived approximately 86.5% and 70% of its revenues in the periods of 9M 07 and fiscal 06), respectively, from the sale cystoscopes, sigmoidoscopes, colonscopes, bronchoscopes and disposable EndoSheath.

3.                                       Materiality of the transaction:

a.               Although there is no book value for the patents and know-how, the value of the Technology, which accounts for less than 15% of the Company’s revenue in the 9M 07, along with the Manufacturing Assets, which constitute approximately 6.9% and 4.5% of the Company’s total asset value in 9M 07 and fiscal 06, respectively. In addition, the total value of the Technology related to the ENT market and the ENT Manufacturing Assets does not constitute “essentially all” of the Company’s business.

b.              The Manufacturing Assets constitute an insignificant percentage of the Company’s total asset value and the revenue from the sale of EndoSheath products in the ENT market does not even approach 15% of the Company’s total revenue for the reporting periods of 9M 07 and fiscal 06.

In connection with our responses to your comments outlined above, the Company acknowledges the following:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any aspect of this letter with you further.

Sincerely,

/s/ Yoav M. Cohen

Yoav M. Cohen
Vice President
Chief Financial Officer